Exhibit 3.33

ARTICLES OF INCORPORATION

OF

THOMAS IMPORTS, INC.

a Nevada Corporation

KNOW ALL MEN BY THESE PRESENT:

The undersigned, for the purpose of forming a corporation pursuant to Section 78.035 of the General Corporation Law of the State of Nevada hereby certifies that:

FIRST: The name of the corporation is Thomas Imports, Inc.

SECOND: The location of the principal office of the corporation within the State of Nevada is 502 East John Street, Room E, Carson City 89701, and the resident agent in charge of said office is the United States Corporation Company.

THIRD: The corporation may engage in any lawful activity, without limitation.

FOURTH: The total authorized capital stock of the corporation shall be 1000 shares, common stock, no par value.

FIFTH: The members of the governing board of the corporation shall be styled “directors” and the number of its first Board of Directors shall be three (3). The names and post office addresses of the first Board of Directors are as follows:

INCORPORATOR	POST OFFICE ADDRESS
Michael T. Fuller	207 East Broadway Louisville, Kentucky 40202

David J. Stumler	207 East Broadway Louisville, Kentucky 40202
Phillip J. Stuecker	207 East Broadway Louisville, Kentucky 40202

SIXTH: The capital stock and the holders thereof, after the amount of the subscription price has been paid in, shall not be subject to any assessment to pay the debts of the corporation of for any other purpose.

SEVENTH: The name and post office address of the incorporator signing these Articles of Incorporation is as follows:

DIRECTORS	POST OFFICE ADDRESS
John Linnihan	208 South LaSalle Street Chicago, Illinois 60604

EIGHTH: The corporation is to have perpetual existence.

NINTH: In furtherance and not in limitation of the power conferred by statute, the Board of Directors are expressly authorized:

To make, alter, amend and rescind the By-laws of the corporation, to fix the amount to be reserved as working capital, to fix the times for the declaration and payment of dividends, and to authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

With the consent in writing or pursuant to the affirmative vote of the holders of at least a majority of the stock issued and outstanding, at a stockholder’s meeting duly called for that purpose, to sell, assign, transfer or otherwise dispose of the property of the corporation as an entirety.

In order to promote the interests of the corporation and to encourage the utilization of the corporation’s lands and other property, to sell, assign, transfer, lease and in any lawful manner dispose of such portions of said property as the Board of Directors shall deem advisable, and to use and apply the funds received in payment therefor to the surplus account for the benefit of the corporation, or to the payment of dividends, or otherwise; provided that a majority of the whole board concur therein, and further provided that the capital stock shall not be decreased except in accordance with the laws of Nevada.

TENTH: The corporation reserves the right to amend, alter or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders or directors herein are granted subject to this reservation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 8th day of May, 1987.

    /s/ John J. Linnihan

John J. Linnihan

Incorporator

STATE OF ILLINOIS	)
) SS.:
COUNTY OF COOK	)

BE IT REMEMBERED, that on this 8th day of May, 1987, personally appeared before me, a Notary Public in and for the State and County aforesaid, John J. Linnihan, described in and who executed the foregoing instrument, who acknowledged to me that he/she executed the same freely and voluntarily and for the uses and purposes therein mentioned.

    /s/ Paul J. S

Notary Public